UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description of Document
99.1	Press Release – Mega Matrix Inc. Board of Directors Approves Bitcoin and Ethereum as Treasury Reserve Asset

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
Yucheng Hu
Chief Executive Officer

Dated: May 30, 2025

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